                        Filed Pursuant to Rule 424(b)(1)
                           Registration No. 333-24925


PROSPECTUS
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                              PROJECTAVISION, INC.
                         (A Development Stage Company)
                             shares of Common Stock,
                           $.0001 par value per share


This Prospectus solely relates to (i) up to 5,500,000 shares of Common Stock issuable upon conversion of up to 51,000 shares of the Company's Series D Convertible Preferred Stock issued to two (2) institutional investors, (ii) up to 1,800,000 shares of Common Stock issuable upon conversion of up to 1,650 shares of Series E Convertible Preferred Stock issued to an institutional investor, (iii) up to 505,000 shares issuable upon the exercise of 505,000 common stock purchase warrants issued to various institutional investors (collectively, the "Warrants"), and (iv) up to 200,000 shares of Common Stock to be issued to a single entity for services. The shares of Common Stock registered hereunder, including the shares issuable upon the conversion of the Series D Preferred Stock, the Series E Preferred Stock, and the Warrants are sometimes hereinafter collectively referred to as the "Securities." The holders of the shares of Common Stock, the Series D Preferred Stock, and the Series E Preferred Stock, and the Warrants are sometimes hereinafter collectively referred to as the "Selling Stockholders." All costs in connection with the registration of the Securities are being borne by the Company. The Company, which is a development stage company, will not receive any of the proceeds from the sale of the Securities pursuant to this Prospectus.



The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "PJTV." The Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") is also quoted on the Nasdaq SmallCap Market under the symbol "PJTVP," respectively. The last reported closing bid and asked prices of the Common Stock on Nasdaq on February 12, 1998 were $1.0 and $1.12 per share, $1.06 and $1.06 per share for the Series B Preferred Stock.




         THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY THOSE PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THE COMPANY HAS INCURRED SUBSTANTIAL OPERATING LOSSES. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES

COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

         The Selling Stockholders directly or through agents, dealers or underwriters to be designated from time to time may sell the Securities on terms to be determined at the time of sale. To the extent required, the number of Securities to be sold, the respective purchase price and public offering price, the name of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in and accompanied by a Prospectus Supplement. See "Plan of Distribution."

         The Selling Stockholders and any agents, dealers or underwriters that participate with the Selling Stockholders in the distribution of their shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profits on the resale of the Selling Stockholders' shares, may be deemed to be underwriting commissions or discounts under the Securities Act. Under applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in a distribution of securities may not simultaneously bid for or purchase securities of the same class for a period of two (2) business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-5, 10b-6 and 10b-7, in connection with transactions in the Securities during the effectiveness of the Registration Statement of which this Prospectus forms a part. All of the foregoing may affect the marketability of the Securities.



                The date of this Prospectus is February 17, 1998.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The Company incorporates herein by reference the following documents heretofore filed with the Commission: the Annual Report of the Company on Form 10-K/A for the fiscal year ended December 31, 1996; and the Quarterly Reports of the Company on Form 10-Q for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997 and the definitive Proxy Statement of the Company on Form 14A filed with the staff of the Securities and Exchange Commission dated April 4, 1997.


         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated herein by reference) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

         The Company will provide, without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that is incorporated into the Prospectus. Such written requests should be directed to the Secretary of the Company at Two Penn Plaza, Suite 640, New York, New York 10121, (212) 971-3000.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed descriptions and financial information and statements appearing elsewhere in this Prospectus and the documents incorporated herein by reference.

The Company
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         The Company, Projectavision, Inc., is in the business of identifying, developing, patenting, supporting and marketing technical inventions in the electronic display information industry.

         The Company's principal offices are located at Two Penn Plaza, Suite 640, New York, New York 10121, telephone (212) 971-3000.

The Offering
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         Up to 8,005,000 shares of Common Stock are being offered pursuant to this Prospectus which may be offered from time to time by the Selling Stockholders for their own account.


Plan of Distribution
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         The Selling Stockholders, directly or through agents or underwriters, may offer and sell from time to time all or any part of the Securities held by them in amounts and on terms to be determined or at quoted prices then prevailing on the Nasdaq SmallCap Market. See "Plan of Distribution."

                                  RISK FACTORS


         Investment in the Company's securities involves a high degree of risk. Investors should carefully consider the following factors, among others, relating to the Company.



         DEVELOPMENT STAGE COMPANY AND ACCUMULATED DEFICIT; NO ASSURANCE OF PROFITABILITY. The Company has been in the development stage since its inception in 1988 and, to date, its sole revenues received have been (i) $1,000,000 received in 1989 from the United States Advance Research Projects Agency (then known as the Defense Department Advance Research Projects Agency) ("ARPA") to develop certain projection technology which could be used in a high definition television projector, (ii) $105,000 in royalty income in 1993 from licensing agreements, (iii) $200,000 in royalty income in 1995 from licensing agreement, and (iv) approximately $410,000 in sales from sales of its first product, the Digital Home Theater(TM) through September 30, 1997. Primarily as a result of work performed in developing its own and supporting certain other technologies, the Company has sustained losses aggregating approximately $29,360,000 from its inception to December 31, 1996. The Company has continued to incur losses since December 31, 1996. As of December 31, 1996, the Company had available for Federal income tax purposes net operating loss carryforwards of approximately $21,000,000. The Internal Revenue code of 1986, as amended, may impose certain restrictions of the amount of net operating loss carryforwards which may be used in any year by the Company.


         As a development-stage company, the Company continues to experience difficulties encountered by any company in the development stage, many of which may be beyond the Company's control. These include, but are not limited to, unanticipated development, testing, production and marketing problems, costs and competition. Accordingly, the report of the Company's independent auditors with respect to the Company's audited financial statements as of and for the period ended December 31, 1996 contains an explanatory paragraph to the effect that successful completion of the Company's development program, and ultimately the attainment of profitable operations, is dependent upon future events including maintaining adequate financing to fulfill its development activities and achieving a level of revenue adequate to support the Company's cost structure. There can be no assurance that the Company will ever generate sufficient revenues to meet expenses, or to operate profitably.

         DEPENDENCE ON THIRD-PARTY LICENSES; UNPROVEN PRODUCTS. On March 31, 1997 the Company began shipping its first product, its patented front/rear projection television computer known as the "Digital Home Theater(TM)." In connection therewith, the Company has entered into arrangements with third parties for the manufacture, marketing and distribution of its Digital Home Theater(TM). The Company has also formed a non-exclusive strategic corporate partnership and entered into an agreement with Texas Instruments pursuant to which Texas Instruments has agreed to supply its Digital Light Processor (the "DLP") to the Company as a component part of the Company's Digital Home Theater(TM). The Company has also entered into contract manufacturing agreements with C-MAC Industries, Inc. and LDM Technologies, Inc. for the manufacture and assembly of certain other components of its Digital Home Theater(TM). The Company has also entered into an agreement with the Boxlight Corporation, an established marketer and distributor of video display systems to the commercial market. The Company has also retained the Hamilton Group to provide customer service, as well as to gather and analyze information regarding consumer reaction to the Digital Home Theater(TM). The Company is dependent on all of the foregoing arrangements in order to successfully manufacture, market and distribute the Digital Home Theater(TM). Moreover, the Company's Digital Home Theater(TM) is presently an unproven product, and there is no assurance that it will receive acceptance in the marketplace from its intended users. In addition, the Company may seek other applications of its technologies, although there can be no assurance that the Company will be successful in applying its technologies in other areas.

         The Company is also currently a party to two (2) royalty bearing, non-exclusive patent license agreements with respect to its video projection technologies and presently intends to enter into other similar, patent license agreements, although there can be no assurances that the patent licenses that the Company has entered into will be profitable or that the Company will be able to enter into additional patent licenses on terms and conditions acceptable to the Company, or at all.


         DEPENDENCE ON UNTESTED DEVICE BY SOLE SUPPLIER. The DLP, an essential part of the Company's Digital Home Theater(TM), is based upon and incorporates a Digital Micromirror Device ("DMD") that has been developed by Texas Instruments. The Company will be relying solely on Texas Instruments to produce the DLP and there can be no assurance that Texas Instruments will be able or willing to produce the DLP in significant qualities to satisfy the Company's immediate and/or long-term needs. Although the Company is also pursuing LCD-based alternatives to the DLP, there can be no assurance that any such alternatives will prove to be viable.

         DEPENDENCE ON KEY EMPLOYEES. The Company is dependent, to a substantial degree, on the financial and managerial expertise of its Chief Executive Officer and Chairman of the Board, Mr. Marvin Maslow and its President and Chief Operating Officer, Mr. Martin Holleran. The loss of the services of either of Mr. Maslow or Mr. Holleran could have a material adverse effect upon the Company's operations. The Company has purchased a "key-man" life insurance policy on the life of Mr. Maslow in the amount of $500,000, and is the sole owner and beneficiary of such policy. The Company has also purchased a "key-man" life insurance policy on the life of Mr. Holleran in the amount of $1,000,000, and is the sole owner and beneficiary of such policy.


         TECHNOLOGICAL CHANGE. The television and video display industry and other industries and markets in which the Company is pursuing applications of its technologies are subject to rapid and significant changes. There can be no assurance that technological changes will not occur that may render the Company's products and present technologies obsolete.

         COMPETITION. The television and video display industry is highly competitive. The Company's television projection systems will compete with giant screen, big screen and conventional size televisions sold under a variety of brand names. Competitive features will include picture quality, image brightness, clarity, image-size, pricing, product size and design, weight, technology, brand name recognition and manufacturing, marketing and distribution capabilities. Most of the Company's competitors and potential competitors have and will have far greater financial resources, research and development facilities, manufacturing and marketing experience, distribution and sales networks, established customer bases, and greater brand name recognition than the Company currently has. Although there can be no assurances, the Company expects that it will be able to compete successfully against its competitors on the basis of its proprietary projection technologies and anticipated patent portfolio, product size and weight, price and picture quality.

         PROPRIETARY RIGHTS. The Company is the owner of five (5) United States patents and twenty-two (22) foreign patents and has patent applications pending in numerous industrialized nations around the world. In addition, the Company has also filed for further patent protection in various foreign countries for improvement to its technologies and for protection of related technologies. Notwithstanding the Company's patent or pending patent applications, there can be no assurance that others have not developed such technologies without the Company's knowledge, or that pending applications will be allowed, or that others will not independently develop similar technologies, duplicate the Company's technologies or design around the patented aspects of the Company's technologies. In addition, in the event the Company's products are based upon the DLP developed by Texas Instruments, the Company will also be dependent to a certain extent on the efficacy of Texas Instruments' patents relative to DLP, of which there can be no assurance. The Company has not conducted any independent analysis of such patents owned by Texas Instruments. Even though the Company has been issued patents, challenges may be instituted by third parties as to the validity, enforceability and infringement of the patents. The cost of litigation to uphold the validity and enforcability and prevent infringement of the Company's patents can be substantial. In the event that others are able to design around the Company's patents, the Company's business could be materially and adversely affected. With the Company's termination of Mr.

Eugene Dolgoff, a founder and former President and Chief Scientist of the Company, Mr. Dolgoff has alleged, among other things, certain ownership rights with respect to the Company's technologies. See "Risk Factors - Litigation."

         In some cases, the Company may rely on trade secrets to protect its innovations. There can be no assurance that trade secrets will be established or that others will not independently develop similar or superior technologies. The Company will require and has required employees, Directors, consultants and other third parties to whom confidential information has been or will be disclosed, to agree to keep the Company's proprietary information confidential and to refrain from using such information in any manner that is adverse to the Company's interest. However, there can no assurance that such agreements will be complied with or will be enforceable.

    The Company is the owner of the trade name Projectavision, Inc. The mark was registered by the United States Patent and Trademark Office on February 4, 1997.

         NASDAQ LISTING AND MAINTENANCE REQUIREMENTS. The Company's Common Stock (along with its Public Redeemable Warrants and Series B Preferred Stock) is traded in the over-the-counter market on the Nasdaq SmallCap Market. If for any reason, however, the Company's Common Stock is not eligible for continued listing, Common Stock acquired by the Selling Stockholders either upon conversion of the Preferred Stock or upon exercise of Warrants may not be readily marketable. Under the rules of the National Association of Securities Dealers, Inc. ("NASD"), or in order to quality for continued quotation of securities on the Nasdaq SmallCap Market, a company, among other things, must have $2,000,000 in total assets, $1,000,000 in total capital and surplus, $1,000,000 in market value of public float and a minimum bid price of $1.00 per share. If the Company is unable to satisfy the requirement for continued quotation on the Nasdaq SmallCap Market, trading, if any, in the Common Stock acquired upon the conversion of the Preferred Stock or upon exercise of the Warrants would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets" or on the NASD Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock issuable upon conversion of the Preferred Stock or upon exercise of the Warrants.

         In addition, if the Common Stock acquired on conversion of the Preferred Stock or upon exercise of the Warrants are removed from the Nasdaq SmallCap Market, transactions involving the sale of the Company's Common Stock could be subject to a rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as persons with assets in excess of $1,000,000 or annual income exceeding

$200,000 individually or $300,000 together with their spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to purchase. Consequently, the rule may restrict the ability of broker-dealers to sell the Company's securities and may affect the ability of the Selling Stockholders, and purchasers of the Selling Stockholders' Common Stock to sell the Company's securities in the secondary market.


         PENNY STOCK RULES. The Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole marketmaker, the broker-dealer must disclose this fact and the broker-dealer's presumed control of the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock. Transactions in a Nasdaq-listed security would be exempt from all but the sole marketmaker provision for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years), (ii) transactions in which the customer is an institutional accredited investor and (iii) transactions that are not recommended by the broker-dealer. In addition, transactions in a Nasdaq security directly with a Nasdaq marketmaker for such securities would be subject only to the sole marketmaker disclosure and the disclosure with respect to commissions to be paid to the broker-dealer and the registered representative.

         The above-described rules do not currently apply to the Company and would only apply if the Company were to have its securities de-listed from the Nasdaq Small Cap Market. In such event, the above described rules may materially adversely affect the liquidity of the market of the Company's securities.

         LITIGATION. In April of 1995 (Docket No. 108820/95), the Company and Jules Zimmerman, Richard Hickok, Dr. Craig Fields, Marvin Maslow, Martin Holleran and Sherman Langer were sued by Eugene Dolgoff, a founder and former officer and employee of the Company. Mr. Dolgoff alleges claims for breaches of his employment agreement, wrongful discharge, tortious interference, libel and slander, and declaratory relief with respect to the ownership of the Company's technologies, claiming that he has certain rights with respect to the Company's technologies, breach of contract with regard to a patent assignment agreement, a constructive trust or unjust enrichment, or replevin, conversion, the right to obtain access to corporate records, and for a declaration regarding his status as an officer. Mr. Dolgoff is seeking damages, punitive damages and equitable relief totalling in excess of $100 million. In April of 1996, the New York State Supreme Court issued an order and opinion which (i) disqualified the Company's litigation counsel, Anderson, Kill & Olick, P.C. ("Anderson, Kill") on the basis that Anderson, Kill had a conflict of interest vis-a-vis Mr. Dolgoff, (ii) substantionally denied the Company's motion to dismiss Mr. Dolgoff's entire complaint, and (iii) denied Mr. Dolgoff's motion to have a receiver appointed.

         The Company appealed the New York Supreme Court's decision regarding the disqualification of Anderson, Kill and the denial of its motion to dismiss Mr. Dolgoff's complaint. Mr. Dolgoff appealed the New York Supreme Court's denial of his motion to have a receiver appointed. In January of 1997, the Supreme Court of the State of New York Appellate Division First Department (the "First Department") affirmed the lower court's disqualification of Anderson, Kill, and the lower court's denial of the Company's motion to dismiss, but also ordered that a receiver be appointed to protect whatever interest, if any, Mr. Dolgoff may ultimately be able to prove that he has in any of the inventions that Mr. Dolgoff assigned to the Company. At the present time, neither the nature, nor scope, nor authority, nor term of the receivership has been determined, all of which will be decided by the New York State Supreme Court, which initially denied Mr. Dolgoff's motion for a receivership. In addition, at this time, neither the Appellate Court, nor any other court, has determined that Mr. Dolgoff has any proof to support his claims; the Appellate Court has merely reaffirmed the lower court's decision that, at this preliminary stage of the litigation, Mr. Dolgoff's complaint has satisfied procedural pleading requirements. In addition, since the institution of the litigation by Mr. Dolgoff, new facts have come to the attention of the Company. As a consequence, the Company has amended its pleadings and filed counter-claims against Mr. Dolgoff, his affiliated companies, Breakthrough Enterprises, Inc. and Floating Images, Inc., and certain members of the board of directors of those enitities, for fraud, breach of fiduciary duty, misappropriation of trade secrets, conversion, breach of contract, diversion of corporate assets and opportunities, unjust enrichment, and tortious interference with contractual relations. The Company also intends, in connection with amending its pleadings, to seek injunctive relief and a constructive trust, in addition to monetary damages in excess of $200 million from Mr. Dolgoff and others.

         In June of 1995 and August of 1995, two class action suits were filed against the Company as well as certain of its officers and directors by stockholders of the Company. In October of 1995 the plaintiffs in the second action joined as plaintiffs in the first action and the second action was dismissed without prejudice (Docket No. 95 4867JGK). In July 1996, the class action suit was dismissed without prejudice and the plaintiffs were given an opportunity to appeal. The class action suit now alleges numerous violations of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, but not limited to, violations of Section 10(b) of the Exchange Act. The suit also alleges claims for negligent misrepresentation and for common law fraud and deceit. In response, the Company and the individual defendents have submitted motions to dismiss the action. These motions are pending before the Court. In July of 1997 the class action suit was dismissed with prejudice by the U.S. District Court in New York. Plantiffs have filed a notice of appeal with the Second Circuit Appelate Court, but has not yet perfected the notice of appeal.

         Except as set forth above, the Company is not presently a party to any litigation nor, to the knowledge of management, is any material litigation threatened against the Company.

                                   THE COMPANY

General
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         The Company was formed to capitalize on, and is designed to generate revenues and profits primarily from, the licensing of its proprietary technologies and inventions to manufacturers. The Company is in the business of identifying, developing, patenting, supporting and marketing technologies and inventions in the electronic display information industry. The Company commenced shipping its first product, the Digital Home Theater(TM), in March 1997. The Digital Home Theater(TM) is a versatile, large-screen projection system that offers consumers both a T.V. and computer display screen in family usable sizes. The Company's Digital Home Theater(TM) incorporates a 60" rear-projection television with a front-projection system and a large-screen SVGA computer monitor, all in one product, which has the capability of producing image sizes ranging from 60 to 200 inches in diameter. The product, which will initially retail under the Company's own brand name for approximately $10,000 each, is designed to be purchased in a three box set and can be taken home and assembled by the consumer without tools. The Digital Home Theater(TM) integrates Texas Instruments' DLP projection technology with the Company's patented dual use "docking station," an innovative cabinet design allowing for interchangeable use of rear and front projection. The Company has also entered into an agreement with the Boxlight Corporation, an established marketer and distributor of commercial video display systems, whom, in 1996. The Company believes that its agreements with Nobody Beats the Wiz and The Boxlight Corporation will result in material sales to the Company inasmuch as both of these companies are established marketers and distributors of video display products in their respective fields.

         In addition to its agreements with Texas Instruments and the Boxlight Corporation, the Company has contracted with C-MAC Electronic Systems, Inc., a Canadian-based company that provides sophisticated contract manufacturing services, to manufacture the projector that houses the Texas Instrument DLP light engine. The three main components of the DHT, the projector, cabinet and screen, are assembled and shipped to end-users by the LDM Corporation, an experienced, private United States concern based in Detroit, Michigan that specializes in plastic design and molding. The Company has also retained the Hamilton Group to provide customer service, as well as to gather and analyze information regarding consumer reaction to the Digital Home Theater(TM).

         Finally, although the Company belives that its product has application in the military market, no agreement has been entered into with respect to this potential market for the Company's product.

         On January 8, 1998, the Company's majority owned subsidiary, Tamarack Storage Devices, Inc., effected a reverse merger into Grand Enterprises, Ltd., a company whose securities are traded on the OTC Bulletin Board, and in connection therewith, Grand Enterprises, Ltd. changed its name to Manhattan Scientifics, Inc. As a consequence of this transaction, the Company became the majority owner of Manhattan Scientifics, Inc. and Tamarack Storage Devices, Inc. became a wholly-owned subsidiary of Manhattan Scientifics, Inc.

         On January 20, 1998, the Company signed a definitive Acquisition Agreement to acquire all of the assets of Vidikron Industries, S.p.A., including its American owned subsidiary, Vidikron of America, Inc., relating to Vidikron's manufacturing, marketing, sale and distribution of high-end home theater products. The acquisition of the assets of Vidikron Industries, S.p.A., which is subject to financing and further due diligence by the Company, is presently intended to close in April of 1998.

Recent Financings
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         In February, 1996, the Company completed a private placement to non-U.S. investors in accordance with Regulation S promulgated under the Securities Act in which it issued an aggregate of $10,000,000 of unsecured convertible debentures (the "Convertible Debentures") resulting in net proceeds to the Company of $9,500,000. The Convertible Debentures bore interest at the rate of 8% per annum, payable quarterly in arrears until the principal is paid in full or has been converted. After sixty (60) days from issuance, up to 50% of the Convertible Debentures were convertible into Common Stock, at the option of the holder, and after ninety (90) days, all or any portion of the Convertible Debentures were convertible into Common Stock at the option of the holder. The conversion price of the Convertible Debentures were equal to 75% of the then current market price per share of the Common Stock. The Convertible Debentures matured in three (3) years, at which time any Convertible Debentures then outstanding are repayable by the Company in cash or in the

Company's Common Stock, at the sole option of the Company. The Company has converted or refinanced the majority of the Convertible Debentures, as more fully described below.


         In June of 1996, the Company issued an aggregate of $7,500,000 of a newly created Series C Preferred Stock to an Austrian financial institution pursuant to Regulation D promulgated under the Securities Act, resulting in net proceeds to the Company of $7,000,000. The net proceeds from the sale of the Series C Convertible Preferred Stock were used primarily to retire unconverted portions of the convertible debt issued in February 1996. There currently remains $625,000 of convertible debt. At the present time, all of the shares of the Series C Preferred Stock has been converted into the Company's Common Stock. For a description of the terms and conditions of the Series C Preferred Stock, see "Description of Capital Stock - Preferred Stock - Series C Preferred Stock."


         In connection with the sale of the Series C Preferred Stock the Company also issued 750,000 common stock purchase warrants to the purchaser of the Series C Preferred Stock to purchase 750,000 shares of Common Stock; 250,000 of which are exercisable for three (3) years commencing December 31, 1997 for $5.00 per share; 250,000 of which are exercisable for three (3) years commencing December 31, 1998 for $3.75 per share; and 250,000 of which are exercisable for three (3) years commencing December 31, 1999 for $2.50 per share.


         In January of 1997, the Company issued an aggregate of 35,000 shares of 6% Series D convertible preferred stock to two foreign institutional investors for an aggregate purchase price of $3,500,000, resulting in net proceeds to the Company of $3,500,000. In connection therewith, the Company issued 210,000 common stock purchase warrants to purchase 210,000 shares of common stock at various prices. These warrants were subsequently extinguished and replaced by the warrants referred to in the immediately following paragraph.

         In October, 1997 the two (2) foreign institutional investors transferred, with the consent of the Company, all of the Series D Preferred Stock and common stock purchase warrants issued in connection therewith to two other institutional investors. In connection with such transfer, the Series D Preferred Stock was restructured such that each share of Series D Preferred Stock is now convertible, at the option of the holder, into shares of the Company's Common Stock as follows: 20% of the Series D Preferred Stock is convertible on or after February 10, 1998; 20% of the Series D Preferred Stock is convertible on or after March 10, 1998; 20% of the Series D Preferred Stock is convertible on or after April 10, 1998; 20% of the Series D Preferred Stock is convertible on or after May 10, 1998; and the remaining 20% of the Series D Preferred Stock is convertible on or after June 10, 1998. The Series D Preferred Stock is convertible into Common Stock at a 25% discount to the then current market price of the Company's Common Stock at the time of conversion (the "Series D Conversion Price"). In addition, the two(2) new institutional investors received an aggregate of 310,000 common stock purchase warrants to purchase 310,000 shares of common stock at a purchase price of $1.625. The Company has the right to redeem the Series D Preferred Stock, in whole or in part, at any time as follows: up to and through February 10, 1998, at par (plus all accrued dividends thereon); for the next thirty days (i.e., through March 12, 1998) at a redemption premium of 10% (plus all accrued and unpaid dividends thereon); for the thirty day period subsequent to March 12, 1998 (i.e., through April 11, 1998) at a redemption premium of 20% (plus all accrued and unpaid dividends thereon), and after April 11, 1998, the redemption premium shall be 30%.

         In July of 1997, the Company issued an aggregate of 1,000 shares of 8% Series E Convertible Preferred Stock to a foreign, institutional investor for an aggregate purchase price of $1,000,000, resulting in net proceeds to the Company of $1,000,000. In connection with such investor purchasing an additional $500,000 of Series E Preferred Stock as more fully described below, the Series E Preferred Stock has been restructured such that each share of Series E Preferred Stock is convertible, at a 25% discount to the then current market price of the Company's Common Stock at the time of conversion, into shares of the Company's Common Stock. In connection with the sale of the Series E Preferred Stock the Company issued 60,000 common stock purchase warrants to purchase 60,000 shares of Common Stock at an exercise price of $1.625 per share.

         In connection with the sale of the Series E Preferred Stock, the Company also issued an aggregate of 60,000 common stock purchase warrants to the purchaser of the Series E Preferred Stock to purchase an aggregate of 60,000 shares of Common Stock at an exercise price of $1.625 per share.

         In December of 1997 the Company agreed to issue an additional 650 shares of Series E Preferred Stock to the same investor on the same terms and conditions for $500,000 and 39,000 common stock purchase warrants to purchase 39,000 shares of Common Stock at an exercise price of $1.625.

         In December of 1997 the Company also agreed, in consideration of gross proceeds of $1,600,000, to issue an aggregate of 16,000 more share of Series D Preferred Stock on the same terms and conditions and 96,000 common stock purchase warrants to purchase 96,000 shares of Common Stock at an exercise price of $1.625 per share to the two (2) new institutional investors who acquired the Series D Preferred Stock in October 1997. In connection with the sale of these additional shares of Series D Preferred Stock the Company is obligated to pay a broker's fee of $75,000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following management discussion and analysis should be read in conjunction with the financial statements and notes thereto.

         As of September 30, 1997, the Company had working capital of $1,529,947. With respect to changes in the first nine months of 1997 versus the amounts recorded in the first nine months of 1996, the increase in general and administrative expense is due to increased participation in trade shows and to higher advertising and travel expense. Higher legal fees are due to the on-going litigation with a former officer of the Company. To date, the Company has funded its operations primarily from sales of capital stock. In January 1997, the Company completed a private placement of preferred stock of $3.5 million, and in July 1997 the Company completed a private placement of preferred stock of $1.0 million. In addition, the sale of government securities was used to fund working capital and to purchase production tooling for the Digital Home Theater. As of September 30, 1997, the Company had cash and cash equivalents of $311,463 and government securities of $1,194,504. In March 1997 the Company shipped its first Digital Home Theater to retail distribution, and for the three (3) months ended September 30, 1997, the COmpany had sales of $358,784.

         As of December 31, 1996, the Company had working capital of $3,421,387. The Company has funded its operations primarily from sales of capital stock. In February 1996, the Company completed a private placement of convertible debt of $10.0 million which resulted in $9.5 million in net proceeds to the Company after paying a 5% investment banking fee.


         In June 1996 the Company issued an aggregate of $7,500,000 for 7,500 shares of a newly created Series C Preferred Stock to an Australian financial institution pursuant to Regulation D of the Securities Act, resulting in net proceeds to the Company of $7,000,000. The net proceeds from the sale of the Series C Convertible Preferred Stock were used primarily to retire unconverted portions of the convertible debt issued in February 1996. There currently remains outstanding $625,000 of convertible debt. At June 30, 1997, 4,210 shares were converted into 2,226,186 shares of the Company's Common Stock, and the balance of 3,290 shares of the Series C Preferred Stock were converted into 2,655,470 shares of common stock in July 1997.


         The Company also intends to rely on arrangements with retailers and contract manufacturers in connection with meeting the balance of the capital requirements necessary for the Company to manufacture, market and distribute the Digital Home Theater. Specifically, the Company has negotiated sixty (60) day payment terms with all of those entities that manufacture components of the Digital Home Theater, while at the same time requiring retailers to pay the Company within 45 days, or alternatively within 30 days with a 2% discount. Further, the Company's agreement with the Boxlight Corporation, which sells the Digital Home Theater to the consumer market, requires the Boxlight Corporation to pay the Company in full upon receipt of the merchandise. The Company is in the development stage and, through December 31, 1997, its sole revenues have been $1,455,000 in fees and $1,017,000 from the sale of the Digital Home Theater. Of such fees, $1,000,000 was derived from a government agency to develop certain projection technology for use in a high definition television projector and the remaining balance, $455,000, from licensing agreements. The Company anticipates that scheduled shipments of its Digital Home Theater for the remainder of 1997 will be sufficient to bring the Company out of the development stage. The Company has completed research and development with respect to the Digital Home Theater projector, although certain engineering refinements are still ongoing, including optimizing picture brightness for a new rear projection system.


         Primarily as a result of work performed in developing its technology, the Company has sustained losses aggregating approximately $35,000,000 from its inception to September 30, 1997. The Company has continued to incur losses since September 30, 1997. As of December 31, 1996, the Company had available for Federal income tax purposes net operating and capital loss carry-forwards of approximately $25,000,000. The Internal Revenue Code of 1986, as amended, may impose certain restrictions on the amount of net operating loss carry-forwards which may be used in any year by the Company.

                              SELLING STOCKHOLDERS


         The following table sets forth, as of February 12th, 1998, the number of the Company's shares of Common stock beneficially owned by each Selling Stockholder, the number of shares of Common Stock that are to be offered and sold by each Selling Stockholder pursuant to this Prospectus, and the amount and percentage of shares to be beneficially owned by each Selling Stockholder after the offering assuming all shares being offered pursuant to this Prospectus are sold.


                                                                                                    Number of
                                                                                                    Shares
                                   Number of                                 Percentage of          Beneficially
                                   Shares Owned         Number of            Shares of              Owned
                                   Prior to             Shares to            Common Stock           After this
Name and Address                   Offering             be Offered           Outstanding(s)(5)      Offering(6)
----------------                   ------------         --------------       --------------         -----------

Sovereign Partners, L.P.           2,953,000(1)         2,953,000(1)              10.4%                  0
The Executive Pavillion
90 Grove Street
Ridgefield, Ct. 06877


Dominion Capital Fund, Ltd.        2,953,000(2)         2,953,000(2)              10.4%                  0
c/o Citco Fund Services
 (Bahamas) Limited
Bahamas Financial Center
Charlotte and Shirley Street
P.O. Box CB 13136
Nassau

Willora Company, Ltd.              1,899,000(3)          1,899,000(3)              6.7%                  0
c/o Betuvo A.G.
Baarestrausse 73
Postjoch 6302
Zug


Pryor, Cashman, Sherman & Flynn
410 Park Avenue
New York, NY 10022                   200,000(4)            200,000(4)               .7%                  0
                                  ----------           -----------                                    -------
TOTAL                                                    8,005,000                                       0

-------------------

(1) Assumes that the 25,500 shares of Series D Preferred Stock owned by the Selling Stockholder is convertible and is converted into 2,750,000 shares of Common Stock and shares of the Series D Preferred Stock is beneficially owned by the Selling Stockholder. Includes 203,000 shares of Common Stock issuable upon the exercise of 203,000 common stock purchase warrants. Mr. Steve Hicks of Southridge Capital, the general partner of Sovereign Partners, L.P., has voting control and investment power with respect to the shares owned by Sovereign Partners, L.P.

(2) Assumes that the 25,500 shares of Series D Preferred Stock owned by the Selling Stockholder is convertible and is converted into 2,7500,000 shares of Common Stock and all shares of the Series D Preferred Stock is beneficially owned by the selling stockholder. Includes 203,000 shares of Common Stock issuable upon the exercise of 203,000 common stock purchase warrants. Mr. Barry Herman, a director of Dominion Capital Fund, Ltd., has voting control and investment power with respect to the shares owned by Dominion Capital Fund, Ltd.

(3) Assumes that the 1,650 shares of the Series E Preferred Stock owned by the Selling Stockholder is convertible and is converted in 1,800,000 shares of Common Stock and all shares of the Series E Preferred Stock is beneficially owned by the selling stockholder. Includes 99,000 shares of Common Stock issuable upon the exercise of 99,000 common stock purchase warrants. Mr. Bernard Muller of Betuvo, A.G. has voting control and investment power with respect to the shares owned by Willora Company.

(4) Represents shares of Common Stock that may by issued from time to time to Selling Stockholder for legal services to be rendered in connection with the litigation regarding Mr. Eugene Dolgoff. See "Risk Factors - Litigation." Gideon Cashman, Esq., the senior managing partner of Pryor, Cashman, Sherman & Flynn, has voting control and investment power with respect to the shares owned by Pryor, Cashman, Sherman & Flynn.


(5) In accordance with Rule 13d-3(d), includes, in addition to the 20,328,671 shares of the Company's Common Stock outstanding, all of the shares of Common Stock issuable to the Selling Stockholders within sixty (60) days.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Through July 31, 1995 the Company made advances of approximately $219,000 to another entity, whose president at the time was the brother of Martin Holleran, the Company's President and Chief Operating Officer, in contemplation of making an investment in such other entity. The Company ultimately did not make such an investment and the advance was fully reserved for on the Company's financial statements as of December 31, 1995. In November, 1996, in accordance with the agreement between the Company and the other entity that was reached at the outset of the transaction, and that had been reviewed and approved by the disinterested members of the Company's Board of Directors prior thereto, $109,166 of the advance was repaid to the Company as a final settlement of the amounts advanced. The Company's policy with respect to affiliated transactions, which was followed in the instant case, is that all such transactions are subject to the prior review and approval of the disinterested members of the Company's Board of Directors.


                              PLAN OF DISTRIBUTION

         The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders pursuant to this Prospectus. The securities offered by this Prospectus may be sold from time to time by all of the Selling Stockholders. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders.

         The Selling Stockholder through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

         At the time a particular offer of the shares is made by or on the behalf of a Selling Stockholder, to the extent required, a Prospectus Supplement will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

         The shares of Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at varying prices determined at the time of sale, or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and any underwriters.

         In order to comply with the applicable securities laws of certain states, if any, the shares of Common Stock will be offered or sold through registered or licensed brokers or dealers in those states. In addition, in certain states the shares of

Common Stock may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations promulgated under the Exchange Act, any person engaged in a distribution of securities may not simultaneously bid for or purchase securities of the same class for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-2, 10b-5, 10b-6 and 10b-7, in connection with transactions in the shares during the effectiveness of the Registration Statement of which this Prospectus is a part. All of the foregoing may affect the marketability of the shares of Common Stock.

         The Company will pay all of the expenses incident to the registration of the shares of Common stock other than any fees or expenses of any counsel retained by the Selling Stockholders and any out of pocket expenses incurred by the Selling Stockholders or any person retained by the Selling Stockholders in connection with the registration of the shares, fees and expenses of compliance with state securities or blue sky laws and commissions and discounts of underwriters, dealers or agents, if any. The expenses payable by the Company are estimated to be $20,000.

                          DESCRIPTION OF CAPITAL STOCK




         The authorized securities of the Company consists of 50,000,000 authorized shares of Common Stock, par value $.0001 per share, 20,329,671 shares of which were outstanding as of February 12, 1998; and 1,000,000 authorized shares of preferred stock of which 100 shares of Series A Preferred Stock were outstanding on February 12, 1998, 351,258 shares of Series B Preferred Stock were outstanding, 51,000 shares of Series D Preferred Stock were outstanding on February 12, 1998, and 650 shares of Series E Preferred Stock were outstanding on February 12, 1998.



Common Stock
------------

         Holders of Common Stock are entitled to dividends from funds available therefor when, as and if declared by the Board of Directors of the Company and are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company after any priority distribution to which holders of Series B Preferred Stock are entitled has been distributed. Holders of Common Stock do not have preemptive, subscription or conversion rights. There are no redemption of sinking fund provisions in the Company's Restated Certificate of Incorporation. All shares of Common Stock to be sold by the Company in this Offering will be fully paid and nonassessable.

         Holders of Common Stock are entitled to one (1) vote for each share of Common Stock held on record on matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights.

Preferred Stock
----------------

         Series A Preferred Stock
         ------------------------

         The Company has issued one hundred (100) shares of Series A Preferred Stock, par value $.01 per share, to Martin D. Fife in connection with the Merger. No other shares of Series A Preferred Stock are authorized or outstanding. The holder of Series A Preferred Stock is entitled to a preference of $1,000 per share ($100,000 in the aggregate) upon the liquidation, dissolution or winding up of the affairs of the Company prior to any distributions to which holders of Common Stock are entitled. After receipt of such preferential distributions, the holder of Series A Preferred Stock, as such, will not be entitled to any additional distributions. Except as required by law, the holder of Series A Preferred Stock is not entitled to vote, receive dividends and does not have any preemptive, subscription, conversion or redemption rights.

         Series B Preferred Stock




         The Company has issued and outstanding 351,258 shares of Series B Preferred Stock as of February 12, 1998. The terms of the Series B Preferred Stock are set forth in the Certificate of Designation and Preferences (the "Series B Certificate") which is summarized below.




         Voting Rights

         The Series B Preferred Stock has no voting rights except as provided by law.

         Dividends

         Holders of shares of Series B Preferred Stock are entitled to receive, of, when and as declared by the Board of Directors out of funds legally available therefor, cumulative annual dividends of $.40 per share or eight percent (8%) per annum (based upon a liquidation preference of $5.00 per share) solely in Common Stock. Such dividends shall be payable semi-annually on March 9th and September 9th of each year, to holders of record as of a record date no more than fifty days prior to such dividend payment date as may be fixed by the Board. Dividends on the Series B Preferred Stock will be cumulative and will accrue from the date of initial issuance. Holders of the Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or securities, in excess of the full cumulative dividends. The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months.

         If the Company pays all or any portion of a dividend in Common Stock, the number of shares of Common Stock to be issued by the Company in payment of such portion shall be the dollar amount of such portion divided by the Computed Price (as defined below) of the Common Stock.

         The "Computed Price" of a share of Common Stock, as defined in the Series B Certificate, means the price equal the average Closing Sale Price of the Common Stock for the twenty (20) consecutive trading days ending on the fifth trading day prior to the applicable dividend payment date.

         For purposes of this provision, the "Closing Sales Price" of the Common Stock on any date means the closing sale price (or if no such price is reported, the closing bid price) on such date as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional stock exchange, as reported by NASDAQ or the National

Quotation Bureau Incorporated, or if the Common Stock is not so listed and such closing sale price and closing bid are not reported by NASDAQ or the National Quotation Bureau Incorporated, then such price shall be determined by the Board in good faith, such determination to be conclusive.

         No interest or sum of money in lieu of interest shall be payable in respect to any dividend payment or payments which may be in arrears.

         Under Delaware law, cash dividends may be paid only out of unrestricted and unreserved earned surplus, except that cash dividends may be paid on the Series B Preferred Stock, in the absence of earned surplus, out of unrestricted capital surplus in discharge of cumulative dividends. Stock dividends require the availability of surplus at least to the extent of the aggregate par value of the shares issued.

         Conversion

         Each share of Series B Preferred Stock may be converted by the holder into one (1) share of Common Stock, subject to adjustment, commencing September 9, 1993.

         The conversion rate is subject to adjustment upon the occurrence of certain events, including (i) the payment of a dividend in shares of Common Stock to holders of Common Stock or a dividend to holders of Common Stock payable in shares of the Company's capital stock other than Common Stock; (ii) the subdivision or combination of outstanding share of Common Stock; (iii) issuance to all holders of Common Stock of rights and Public Redeemable Warrants entitling them for a period of not more than forty-five (45) days to purchase shares of Common Stock (or securities convertible into Common Stock) at a price per share (or having a conversion price per share) less than the then current per share market price for such Common Stock; and (iv) the distribution to all holders of Common Stock of evidences of indebtedness or assets (excluding cash dividends) or rights or Public Redeemable Warrants (other than those referred to above). No adjustment of the conversion rate will be required until cumulative adjustments would require an increase or decrease of at least 1% in the number of shares of Common Shares into which each share of Series B Preferred Stock is then convertible. No adjustment of the conversion rate will be made for cash distributions or cash dividends.

         The Company also has the option, exercisable at any time, to increase the conversion rate, so long as such increase is for a minimum period of twenty
(20) days and is irrevocable during such period and the Company notifies holders of Series B Preferred Stock at least fifteen (15) days prior to the date on which the reduced conversion price takes effect.

         In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the surviving corporation, in case of any statutory exchange of securities with another corporation, or in case of any sale or conveyance to another corporation of all or substantially all of the assets of the Company, there will be no adjustment of the conversion rate but each holder of a share of Series B Preferred Stock then outstanding will have the right thereafter to convert such share solely into the kind and amount of securities, cash or other property receivable upon such consolidation, merger, statutory exchange, sale or conveyance by a holder of the number of shares of Common Stock into which each such share of Series B Preferred Stock might have been converted immediately prior to such consolidation, merger, statutory exchange, sale or conveyance, assuming such holder of Common Stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such consolidation, merger, statutory exchange, sale or conveyance (provided, that if the kind or amount of securities, cash or other property receivable upon such consolidation, merger, statutory exchange, sale or conveyance is not the same for each non-electing share, as to the kind and amount of securities, cash or other property receivable upon such consolidation, merger, statutory exchange, sale or conveyance for each non-electing share shall be deemed to be the kind and amount so receivable per share by plurality of the non-electing share). In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that the conversion features of the Series B Preferred Stock would thereafter be limited to converting the Series B Preferred Stock at the conversion rate in effect at such time into the same amount of cash per share that such holder would have received had such holder converted the Series B Preferred Stock into Common Stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash so received on conversion could be more or less than the liquidation preference of the Series B Preferred Stock.

         Liquidation Rights

         In the event of any liquidation , dissolution or winding up of the Company, the holders of shares of Series B Preferred Stock shall be entitled to receive, from the Company's assets available for distribution to shareholders, $5.00 per share plus accrued and unpaid dividends to the date fixed for distribution before any distribution of assets may be made to holders of Common Stock or any other class of stock of the Company or series thereof ranking junior to the Series B Preferred Stock with respect to the distribution of assets. If upon any liquidation, dissolution or winding up of the company, the amounts payable with respect to the Series B Preferred Stock and any other shares of stock of the Company ranking as to any such distribution on a parity with the Series B Preferred Stock are not paid in full, the holders of the Series B Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series B Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Such liquidation rights are not triggered by any consolidation or merger of the Company with or into any other corporations, or by any sale, transfer or lease of all or substantially all of the Company's assets, provided that in each case effective provision is made by the resulting and surviving corporation or otherwise for the protection of the rights of the holders of Series B Preferred Stock.

         Optional Redemption

         The Series B Preferred Stock may be redeemed by the Company commencing September 9, 1994, if the Closing Sales Price of the Common Stock equals or exceeds $5.00 for twenty (20) trading days within a period of thirty (30) consecutive trading days ending no more than five days prior to the notice of redemption. Subject to the foregoing, the Series B Preferred Stock is redeemable at the option of the Company at any time as a whole or from time to time in part, on at least 30 and not more than sixty (60) days notice.

         The redemption price for each share of Series B Preferred Stock is $1.00 per share.

         On or after the redemption date, dividends will cease to accumulate on shares of Series B Preferred Stock called for redemption provided that the redemption price (including any accrued but unpaid dividends to the date fixed for redemption) has been duly paid or provided for.

         If fewer than all of the shares of Series B Preferred Stock are to be redeemed at any time, the Company will select those to be redeemed pro rata, by lot or by a substantially equivalent method.

         Series D Preferred Stock



         The Company has issued and outstanding 51,000 shares of Series D Preferred Stock as of February 12, 1998. The terms of the Series D Preferred Stock are set forth in the Certificate of Designation of Convertible Series D Preferred Stock which is summarized below.




         Voting Rights

         The Series D Preferred Stock has no voting rights except as provided by law.

         Dividends


         The holders of the Series D Preferred Stock are entitled to receive if, when and as declared by the Board of Directors out of funds legally available therefor, cumulative dividends, payable in cash or common stock of the Company, par value $.0001 per share (the "Common Stock") at the Company's election, at the rate of 6% per annum of the Liquidation Value of the Series D Preferred Stock until and through June 30, 1997, at the rate of 6% per annum of the Liquidation Value of the Series D Preferred Stock commencing July 1, 1997 until and through June 30, 1998, and at the rate of 8% per annum of the Liquidation Value of the Series D Preferred Stock commencing on July 1, 1998 and at any time thereafter. The Liquidation Value shall be equal to $1,000.00 per share (the "Dividend Rate"). The dividend is payable annually within seven (7) business days after each of December 31 and June 30 of each year, commencing December 31, 1996 (each, a "Dividend Declaration Date"). Dividends shall be paid only with respect to shares of Series D Preferred Stock actually issued and outstanding on a Dividend Declaration Date and to the holders of record as of the Dividend Declaration Date. Dividends shall accrue from the first day of the semi-annual period in which such dividend may be payable. In the event that the Company elects to pay dividends in Common Stock, each holder of Series D Preferred Stock shall receive shares of Common Stock equal to the quotient of (i) the Dividend Rate in effect on the applicable Dividend Declaration Date divided by (ii) the average of the closing bid quotation of the Common Stock as reported on the over-the-counter market, or the closing sale price if listed on a national exchange, for the five (5) trading days immediately prior to the Dividend Declaration Date (the "Stock Dividend Price").

         Conversion


         The holders of the Series D Preferred Stock shall have the right to convert their shares of Preferred Stock into Common Stock at any time.

              (a) Conversion Price. The Series D Preferred Stock is convertible into shares of Common Stock based upon the product of (i) the average closing bid quotation of the Common Stock as reported on the over-the-counter market, or the closing sale price if listed on a national securities exchange, for the five
(5) trading days immediately preceding the date of the conversion notice multiplied by (ii).75.

              (b) Adjustments to Conversion Price for Stock Dividends and for Combinations or Subdivisions of Common Stock. If the Company at any time or from time to time while shares of Series D Preferred Stock are issued and outstanding shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or if the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price in effect immediately before such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. If the Company shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Company shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.


              (c) Adjustments for Reclassification and Reorganization. If the Common Stock issuable upon conversion of the Series D Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares as herein provided), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series D Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series D Preferred Stock immediately before that change.


         Liquidation Preference.

         The holders of shares of Series D Preferred Stock will be entitled to receive, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, out of or to the extent of the net assets of the Company legally available for such distribution, before any distributions are made with respect to any Common Stock or any stock ranking junior to the Series E Preferred Stock, $100.00 per share, plus any declared but unpaid dividends (the "Liquidation Preference"). After payment of the full amount of the Liquidation Preference, the holders of shares of Series D Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

         Series E Preferred Stock



         The Company has issued and outstanding 1,650 shares of Series E Preferred Stock as of February 12, 1998. The terms of the Series E Preferred Stock are set forth in the Certificate of Designation of Convertible Series E Preferred Stock which is summarized below.



         Voting Rights

         The Series E Preferred Stock has no voting rights except as provided by law.

         Dividends

         The holders of the Series E Preferred Stock are entitled to receive if, when and as declared by the Board of Directors out of funds legally available therefor, cumulative dividends, payable in cash or common stock of the Company, par value $.0001 per share (the "Common Stock") at the Company's election, at the rate of 8% per annum of the Liquidation Value of the Series E Preferred Stock. The Liquidation Value shall be equal to $1,000.00 per share (the "Dividend Rate"). The dividend is payable annually within seven (7) business days after each of December 31 and June 30 of each year, commencing December 31, 1997 (each, a "Dividend Declaration Date"). Dividends shall be paid only with respect to shares of Series E Preferred Stock actually issued and outstanding on a Dividend Declaration Date and to the holders of record as of the Dividend Declaration Date. In the event that the Company elects to pay dividends in Common Stock, each holder of Series E Preferred Stock shall receive shares of Common Stock equal to the quotient of (i) the Dividend Rate in effect on the applicable Dividend Declaration Date divided by (ii) the average of the closing bid quotation of the Common Stock as reported on the over-the-counter market, or the closing sale price if listed on a national exchange, for the five (5) trading days immediately prior to the Dividend Declaration Date (the "Stock Dividend Price").

         Conversion

         The holders of the Series E Preferred Stock shall have the right to convert their shares of Preferred Stock into Common Stock at any time.

              (a) Conversion Price. The term Series E Preferred Stock is convertible into shares of Common Stock based upon the product of (i) the average closing bid quotation of the Common Stock as reported on the over-the-counter market, or the closing sale price if listed on a national securities exchange, for the five (5) trading days immediately preceding the date of the conversion notice referred to in Section 3(c) below multiplied by
(ii).75.

              (b) Adjustments to Conversion Price for Stock Dividends and for Combinations or Subdivisions of Common Stock. If the Company at any time or from time to time while shares of Series E Preferred Stock are issued and outstanding shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or if the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price in effect immediately before such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. If the Company shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Company shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

              (c) Adjustments for Reclassification and Reorganization. If the Common Stock issuable upon conversion of the Series E Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares as herein provided), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series E Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series E Preferred Stock immediately before that change.

         Liquidation Preference.


         The holders of shares of Series E Preferred Stock will be entitled to receive, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, out of or to the extent of the net assets of the Company legally available for such distribution, before any distributions are made with respect to any Common Stock or any stock ranking junior to the Series E Preferred Stock, $100.00 per share, plus any declared but unpaid dividends (the "Liquidation Preference"). After payment of the full amount of the Liquidation Preference, the holders of shares of Series D Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.


Public Redeemable Warrants

         The Public Redeemable Warrants were issued by the Company pursuant to an agreement (the "Warrant Agreement") dated as of the effective date of the initial public offering, July 24, 1990, by and between the Company and Continental Stock Transfer & Trust Company (the "Warrant Agent"). The following discussion of certain terms and provisions of the Public Redeemable Warrants gives effect to the Company's March 1992 two-for-one stock split and is qualified in its entirety by reference to the detailed provisions of the Warrant Agreement, the form of which has been filed as an exhibit to the Registration Statement relating to the Company's initial public offering.

         Each Public Redeemable Warrant presently represents the right of the registered holder to purchase two (2) shares of Common Stock at an exercise price of $1.50 per share until July 24, 1995, subject to adjustment (the "Purchase Price"). The Company has the right to reduce the Purchase Price or increase the number of shares issuable upon the exercise of Public Redeemable Warrants commencing July 24, 1991. The Public Redeemable Warrants will be entitled to the benefit of adjustments in the Purchase Price and in the number of shares of Common Stock and/or other securities deliverable upon exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger.

         Each Public Redeemable Warrant expires on July 23, 1998 (the "Expiration Date"), subject to extension. The Company may at any time extend the Expiration Date of all outstanding Public Redeemable Warrants for such increased period of time as it may determine.

         At any time prior to the close of business on the Expiration Date (on which date the Public Redeemable Warrants become wholly void and of no value), the Public Redeemable Warrants may be exercised at the office of the Warrant Agent except as otherwise set forth below.

         Under the provisions of the Warrant Agreement, the Company has the right at any time commencing on the later of January 24, 1991 or six months after the Separation Date to redeem the Public Redeemable Warrants in whole for cancellation at a price of $.10 each, by written notice mailed 30 days prior to the redemption date to each Redeemable Warrant holder at his address as it appears on the books of the Warrant Agent, such notice only to be given within 15 days following any period of 20 consecutive trading days during which the average closing bid price for the shares of Common Stock (if then traded on the National Association of Securities Dealers, Inc. Automated Quotation System or on a national securities exchange) equals or exceeds $3.94 per share, subject to adjustments for stock dividends, splits and the like. If the Public Redeemable Warrants are called for redemption and cancellation, they must be exercised prior to the close of business on the date of any such redemption and cancellation or the right to purchase the applicable shares of Common Stock is forfeited.

         No holder, as such, of any Public Redeemable Warrant shall be entitled to vote or receive dividends or be deemed the holder of shares of Common Stock for any purpose whatsoever until such Public Redeemable Warrant has been duly exercised and the

Purchase Price has been paid.

         The Company is required either to maintain the effectiveness of the Registration Statement or to file a new registration statement with the Securities and Exchange Commission, with respect to the securities underlying the Public Redeemable Warrants prior to the exercise of the Public Redeemable Warrants and to deliver a prospectus as required by Section 10(a)(3) of the Securities Act of 1933, as amended, with respect to such securities to all Redeemable Warrant holders prior to the exercise or redemption of such Public Redeemable Warrants.

Transfer Agent, Registrar and Warrant Agent

         The Company has appointed Continental Stock Transfer & Trust Company, 2 Broadway, New York, NY 10004 as transfer agent and registrar for the Units, the Common Stock and the Public Redeemable Warrants, and as Warrant Agent under the Warrant Agreement.

              MARKET FOR THE COMPANY'S COMMON EQUITY AND DIVIDENDS

         The Company's Common Stock, Public Redeemable Warrants and Series B Preferred Stock are quoted on NASDAQ under the following symbols:

                  Common Stock:                PJTV
                  Public Redeemable Warrants:  PJTVW
                  Series B Preferred Stock:    PJTVP

         The Common Stock and Public Redeemable Warrants were initially registered and traded as Units and were not separately transferrable until August 24, 1991. The Units commenced trading in the over-the-counter market on the closing of the Company's initial public offering on August 1, 1990.

         On February 27, 1992 the Company announced a two-for-one stock split, effective March 2, 1992. Accordingly, all quoted prices for the Company's securities commencing with the first quarter of 1992 are adjusted to reflect the March 1992 two-for-one stock split.

         The Series B Preferred Stock was initially registered on September 9, 1992 in connection with the Company's Public Redeemable Warrant incentive program (the "Warrant Incentive Program"). Prior to that time, there was no public market for the Series B Preferred Stock. Pursuant to the Warrant Incentive Program, holders of the Company's Public Redeemable Warrants who exercised their Public Redeemable Warrants within 65 days after September 9, 1992 received one (1) share of Series B Preferred Stock for every three (3) Public Redeemable Warrants exercised. In connection with the Warrant Incentive Program, the Company issued 246,452 shares of Series B Preferred Stock.



         The Common Stock, Public Redeemable Warrants and Series B Preferred Stock of the Company are traded in the over-the-counter market and are quoted on the NASDAQ inter-dealer automated quotations system. There is no public trading market for the Company's Series A Preferred Stock and only one (1) holder thereof. The high and low bid quotations for the Common Stock, Public Redeemable Warrants and Series B Preferred Stock for each full quarterly period for the fiscal years ending December 31, 1995, December 31, 1996 and December 31, 1997 for the first quarter of 1998 through February 12, 1998 are listed below:

                                             PUBLIC
                                             REDEEMABLE        SERIES B
                          COMMON STOCK       WARRANTS          PREFERRED STOCK
1995 Calendar Quarter     Quoted Bid Price   Quoted Bid Price  Quoted Bid Price
---------------------    -----------------   ----------------  ----------------
                          High     Low       High     Low      High      Low
                         ------   -----      ------   -----    ------   -----
First Quarter              3.67    2.50       4.17    2.67      4.00     3.04
Second Quarter             3.30    1.81       3.17    1.33      3.58     2.29
Third Quarter              3.90    2.54       4.38    2.50      4.13     2.92
Fourth Quarter             5.52    3.44       7.83    5.33      5.83     4.25

                                             PUBLIC
                                             REDEEMABLE        SERIES B
                          COMMON STOCK       WARRANTS          PREFERRED STOCK
1996 Calendar Quarter     Quoted Bid Price   Quoted Bid Price  Quoted Bid Price
---------------------    -----------------   ----------------  ----------------
                          High     Low       High     Low      High      Low
                         ------   -----      ------   -----    ------   -----

First Quarter              4.56    4.00       5.25    5.00      6.00     5.00
Second Quarter             3.56    2.19       4.00    3.25      4.00     3.00
Third Quarter              4.00    2.81       6.13    4.25      4.50     4.00
Fourth Quarter             3.69    2.56       6.50    5.50      3.50     2.75

                                             PUBLIC
                                             REDEEMABLE        SERIES B
                          COMMON STOCK       WARRANTS          PREFERRED STOCK
1997 Calendar Quarter     Quoted Bid Price   Quoted Bid Price  Quoted Bid Price
---------------------    -----------------   ----------------  ----------------
                          High     Low       High     Low      High      Low
                         ------   -----      ------   -----    ------   -----



First Quarter             3.47    2.00       5.50     2.00      3.75     2.25
Second Quarter            2.68    1.63       6.50     3.0       3.00     2.00
Third Quarter             2.19    1.50       6.50     3.0       2.75     2.00
Fourth Quarter            2.06     .75       6.50     3.0       2.00     1.06
                                             PUBLIC
                                             REDEEMABLE        SERIES B
                          COMMON STOCK       WARRANTS          PREFERRED STOCK
1998 Calendar Quarter     Quoted Bid Price   Quoted Bid Price  Quoted Bid Price
---------------------    -----------------   ----------------  ----------------
                          High     Low       High     Low      High      Low
                         ------   -----      ------   -----    ------   -----
First Quarter (through
February 12, 1998)         1.44     1.0        3.0     3.0       2.00     1.06


         On February 12, 1998, the closing bid and asked prices of Common Stock as reported on the NASDAQ system were $1.0 and $.81 per share, respectively.
On December 3, 1997, the closing bid and asked prices of Public Redeemable Warrants as reported on the NASDAQ system were $3.0 and $3.0 per Public Redeemable Warrant, respectively. On February 12, 1998, the closing bid and asked prices of Series B Preferred Stock on the NASDAQ system were $1.50 and $1.50, respectively.

         On February 12, 1998, there were 407 holders of record of

Common Stock and 20,329,671 shares of Common Stock issued and outstanding; 4 holders of record of Public Redeemable Warrants and 36,733 Warrants issued and outstanding; and 6 holders of record of Series B Preferred Stock and 351,258 shares of Series B Preferred Stock issued and outstanding.


         No cash dividends have been paid by the Company and management does not anticipate paying cash dividends in the foreseeable future.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock will be passed upon for the Company by Zukerman Gore & Brandeis, LLP, New York, New York.

                                     EXPERTS


         The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors as stated in their report, which is incorporated hereinby reference, which report expresses an unqualified opinion and includes explanatory paragraphs referring to a legal action and the development state of the Company, have been so incorporated in reliance of the report of such firm given upon their authority as experts in auditing and accounting.

                              AVAILABLE INFORMATION


         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company in accordance with the Exchange Act can be inspected and copies made at the public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 7 World Trade Center, New York, NY 10048. Copies of such material can be obtained at prescribed rates from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. The Commission maintains a Web-site that contains reports, proxy and information statements and other information regarding the Company that are on file with the Commission. The address of the Commission's Web-site is http://www.see.gov.


         The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement"), with respect to the Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

         No person has been authorized by the Company to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any distribution of the shares of the Common Stock issuable under the terms of this Prospectus, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

No dealer, salesman or other person has been authorized to give any information or to make any representations not contained in this Prospectus and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to make such offer or solicitation in such jurisdiction.


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Incorporation of Certain
 Documents by Reference................................................       1
Prospectus Summary.....................................................       2
Risk Factors...........................................................       3
The Company............................................................      11
Management's Discussion
  and Analysis.........................................................      14
Selling Stockholders...................................................      15
Certain Relationships and
  Related Transactions.................................................      16
Plan of Distribution...................................................      16
Description of
 Capital Stock.........................................................      18
Market for the Company's
  Common Equity
  and Dividends........................................................      29
Legal Matters..........................................................      33
Experts................................................................      33
Available Information..................................................      33



                              PROJECTAVISION, INC.


                        8,005,000 Shares of Common Stock,
                         Offered by Selling Stockholders


                          ----------------------------

                                   PROSPECTUS

                          ----------------------------



                                February 17, 1998